Exhibit 12.1

	Twelve months ended December 31,					Six months ended June
	1999	2000	2001	2002	2003	2003	2004
Earnings (losses):
Income (loss) before provision for income taxes and cumulative effect of changes in accounting principles and minority interest income (loss)	$13,844	$13,753	$8,521	$11,705	$6,730	$7,006	$(666)
Add: fixed charges as adjusted (from below)	10,322	19,725	25,587	23,698	22,580	11,647	10,739

	24,166	33,478	34,108	35,403	29,310	18,653	10,073
Fixed charges:
Interest expense	9,211	17,160	21,075	20,408	18,883	9,615	9,803
Amortization of debt issuance costs	511	1,332	2,012	1,113	1,157	578	578
Rent expense attributable to interest cost	1,800	3,233	3,800	3,000	3,300	1,854	1,058

Fixed charges	11,522	21,725	26,887	24,521	23,340	12,047	11,439
Less: capitalized interest	(1,200)	(2,000)	(1,300)	(823)	(760)	(400)	(700)

Fixed charges as adjusted	$10,322	$19,725	$25,587	$23,698	$22,580	$11,647	$10,739

Ratio of earnings to fixed charges	2.1	1.5	1.3	1.4	1.3	1.5	—

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income tax expense (benefit), and minority interest income (loss). Fixed charges consist of interest expense which includes capitalized interest and amortization of capitalized interest, amortization of debt issuance costs and that portion of rent expense attributable to interest costs. Due to the loss before provision for income taxes and cumulative effect of changes in accounting principles for the six months ended June 30, 2004, the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income of approximately $1.4 million for the six months ended June 30, 2004.